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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15009

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OneAmerica Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One American Square
                                (No. and Street)

Indianapolis   IN   46282

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Joseph M. Urban   (317) 285-4776

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  PricewaterhouseCoopers LLP
                            (Name – *if individual, state last, first, middle name*)

300 N. Meridian Street, Suite 1700   Indianapolis   IN   46204

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

RE'CD S.E.C.
FEB 27 2004

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Joseph M. Urban</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>OneAmerica Securities, Inc.</u>, as of <u>December 31</u>, 20<u>03</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<table>
<tr><td>

Laura M Speheger
Notary Public State of Indiana
Marion County
My Commission Expires 09/04/2011

_____
Notary Public

</td><td>

_____
Signature

President
_____
Title

</td></tr>
</table>

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



OneAmerica Securities, Inc.

Report on Audit of Financial Statements
and Supplementary Schedules
Pursuant to SEC Rule 17a-5
December 31, 2003



PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

Report of Independent Auditors

To the Board of Directors and the Shareholder of
OneAmerica Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of OneAmerica Securities, Inc. (the "Company") at December 31, 2003, and the results of its operations and changes in stockholders equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 6, 2004

OneAmerica Securities, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 853,579
Common stock	3,300
Deposit with clearing broker	25,000
Accrued commissions receivable	225,734
Prepaid expenses	107,127
Other assets	267
Total assets	$1,215,007

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$ 168,788
Due to parent	355,758
State income taxes payable	3,404
Other liabilities	38,202
Total liabilities	$ 566,152

Stockholder's Equity

Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding at stated amount of $75 per share	$ 30,000
Additional paid-in capital	3,367,000
Accumulated deficit	(2,748,145)
Total stockholder's equity	648,855
Total liabilities and stockholder's equity	$1,215,007

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2003

Revenues		
Commissions		$ 13,374,469
Investment advisor fees		572,426
Interest		13,301
Other		7,425
Total revenues		13,967,621
Expenses		
Sales commissions and clearing charges	$13,173,664	
Salaries and other employee benefits	557,102	
Administrative	696,689	
General office expenses	46,649	
Rent	66,071	
Travel	12,171	
Regulatory licenses and fees	73,203	
Total expense		14,625,549
Loss before income taxes		(657,928)
Income tax benefit—federal (Note 3)		(229,806)
Net loss		$ (428,122)

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2002	$ 30,000	$ 2,667,000	$ (2,320,023)	$ 376,977
Net loss	-	-	(428,122)	(428,122)
Capital contributions from parent	-	700,000	-	700,000
Balance at December 31, 2003	$ 30,000	$ 3,367,000	$ (2,748,145)	$ 648,855

The accompanying notes are an integral part of these financial statements.

4

OneAmerica Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows from Operating Activities

Net loss	$(428,122)
Adjustments to reconcile net loss to net cash used in operating activities	
Net changes in assets and liabilities	
Increase in accrued commissions receivable	(9,016)
Decrease in other assets and prepaid expenses	39,503
Decrease in commissions payable	(14,485)
Increase in accrued expenses	28,428
Increase in due to parent	204,097
Decrease in income taxes accrued	(41,596)
Total adjustments	206,931
Net cash used in operating activities	(221,191)

Cash Flows from Financing Activities

Proceeds from capital contribution	700,000
Net cash provided from financing activities	700,000
Net increase in cash and cash equivalents	478,809
Cash and cash equivalents, beginning of year	374,770
Cash and cash equivalents, end of year	$ 853,579

Supplementary Information

Cash received for income taxes	$ 241,094

The accompanying notes are an integral part of these financial statements.

5

1. **Organization and Significant Accounting Policies**

   Organization and Business

   OneAmerica Securities, Inc. (the "Company") is a registered securities broker-dealer and was organized in 1969 as a wholly owned subsidiary of American United Life Insurance Company ("AUL") for the purpose of selling retail mutual fund shares. During 1998, pursuant to an agreement with the NASD, the Company was permitted to expand its business to act as an introducing securities broker-dealer for the sales of equity and fixed income securities.

   Cash and Cash Equivalents

   For the purpose of the statements of financial condition and cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents. The carrying value of these equivalents approximates fair value.

   Common Stock

   The Company is required to hold common stock of the NASD. This stock is not publicly traded and management estimates that the cost of the investment approximates value.

   Commissions

   Commissions are recorded when earned, along with their related expenses, on a trade-date basis.

   Related Parties

   AUL furnishes personnel, office space and other services to the Company under a service agreement which specifies monthly payment, by the Company, of the costs assigned to these services by AUL. The methodology for the determination of these costs is intended to reflect the actual costs incurred by AUL on behalf of the Company. For the year ended December 31, 2003, AUL provided certain administrative services to the Company for which it was reimbursed $640,265. This amount is included as part of administrative expenses in the statement of operations. For the year ended December 31, 2003, commission revenues and commission expenses include $8,702,974 from AUL from the distribution of variable annuity and retirement products.

   During 2003, AUL made capital contributions to the Company in the amount of $700,000.

   Management Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Concentrations of Credit Risk in Financial Instruments

   A portion of the Company's cash equivalents are exposed to credit loss to the extent of funds held in money market accounts. At December 31, 2003, the Company held $779,332 in a money market mutual fund which is not federally insured.

The clearing and depository operations for the Company's nonmutual fund securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2003, the accrued commissions receivable reflected on the statement of financial condition are amounts due from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate its exposure to credit risk.

Contingencies

In the normal course of its business, the Company is contingently liable to its clearing broker for cash payment requirements of customer securities transactions and the failure of delivery of securities sold by a customer.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1.

At December 31, 2003, the Company had net capital, as defined, of $423,855 or $373,855 in excess of minimum requirements, and its ratio of aggregate indebtedness to net capital was 1.34 to 1.

3. Income Taxes

The Company is a member of a group that files a consolidated federal income tax return. The principal provisions of the tax-allocation agreement provide that AUL will pay the Company an amount equal to the tax reduction generated by including the Company in the consolidated tax filing. Payments received by the Company from AUL under this agreement amounted to $287,516 during 2003. State income tax returns are filed separately from AUL.

At December 31, 2003, the amount of tax-related balance due to AUL is $11,288.

Supplementary Information

OneAmerica Securities, Inc.
Computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1
December 31, 2003

Total stockholder's equity	$648,855
Nonallowable assets	
Prepaid expenses	(107,127)
NASD stock	(3,300)
Accounts receivable and deposits	(98,986)
Net capital before haircuts	439,442
Haircuts	(15,587)
Net capital	423,855
Computation of Basic Net Capital Requirement	
Minimum net capital required	50,000
Excess net capital	$373,855
Computation of Aggregate Indebtedness	
Commissions payable	$168,788
Due to parent	355,758
State income taxes payable	3,404
Other liabilities	38,202
Aggregate indebtedness	$566,152
Ratio of aggregate indebtedness to net capital	1.34 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Corporation's corresponding unaudited Part 11A Focus report filing as of December 31, 2003.

OneAmerica Securities, Inc.
Determination of Reserve Requirements and Information Relating to Possession or Control Requirement under Securities and Exchange Commission rule 15c3-3
December 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(ii). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.



PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

FEB 2 7 2004

187

To the Board of Directors of OneAmerica Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of OneAmerica Securities, Inc (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS 🏢

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 6, 2004